Kirkpatrick & Lockhart Preston Gates Ellis llp 1601 K Street NW Washington, DC 20006-1600 t 202.778.9000 www.klgates.com
Diane E. Ambler
202.778.9886
Fax: 202.778.9100
diane.ambler@klgates.com
January 24, 2011
EDGAR FILING
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Metropolitan Life Insurance Company of Connecticut Form S-1 Registration Statement File No. 333-
Dear Sir or Madam:
     On behalf of MetLife Insurance Company of Connecticut (“MICC”), transmitted herewith for filing, pursuant to the requirements of Section 10(a) of the Securities Act of 1933, as amended (the “1933 Act”) and Rule 101(a) of Regulation S-T, is a conformed electronic format copy of a registration statement on Form S-1 (the “Registration Statement”) with respect to MICC’s Liquidity Benefit rider (the “Liquidity Benefit”). The Liquidity Benefit, which has a market value adjustment feature, is only available in conjunction with the MetLife Retirement Account Variable Annuity Contract (“MRA”), which is registered on Form N-4 under SEC File Nos. 333-58783 and 811-08867.
     Historically, MRA and the Liquidity Benefit were registered using a combined prospectus (the “Combined Prospectus”) that was filed separately on Form N-4 for MRA (see SEC File Nos. 333-58783 and 811-08867) and Form S-1 for the Liquidity Benefit (see SEC File No. 333-147912). In order to conform with MICC’s filing practices with its other products with a market value adjustment feature registered on Form S-1, MICC has decided to separate out the Liquidity Benefit from the Combined Prospectus and to file the new stand alone Registration Statement that contains a prospectus only for the Liquidity Benefit. The Liquidity Benefit described in the Registration Statement is the same as has been historically registered in the Combined Prospectus and includes the relevant disclosures directly from the Combined Prospectus. MetLife will file a pre-effective amendment to the Registration Statement to: (i) respond to any staff comments and (ii) include the financial statements for MICC required by Form S-1.

     The Registration Statement includes a delaying amendment in accordance with Rule 473 under the 1933 Act. MICC requests that the Commission declare the Registration Statement effective April 29, 2011 or as soon thereafter as practicable.
     This transmission contains conformed signature pages, the manually signed originals of which are maintained at MICC’s offices.
     Please contact András P. Teleki at (202) 778-9477 or the undersigned at (202) 778-9886 with any questions comments.

Sincerely,

/s/ Diane E. Ambler

Diane E. Ambler
Enclosure
cc     Alison White, SEC